

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 25, 2009

Mr. Brian R. McDonald
Chief Financial Officer, Vice President of Worldwide Finance and Secretary
Advanced Analogic Technologies Incorporated
3230 Scott Boulevard
Santa Clara, California 95054

      Re: Advanced Analogic Technologies Incorporated
              Form 8-K for Item 4.02
              Filed September 15, 2009
              File No. 000-27419

Dear Mr. McDonald:

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                          Sincerely,

                          Brian Cascio
                          Accounting Branch Chief